UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xcel Energy
401(K) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

Xcel Energy 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6	–	11

Supplemental Schedule:
Form 5500, Schedule H, Part IV - Line 4(i) - Schedule of Assets (Held at Year End) as of Dec. 31, 2017	12

Signatures	13

Exhibits
23.1 – Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Xcel Energy 401(k) Savings Plan
Minneapolis, Minnesota

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Xcel Energy 401(k) Savings Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at year end) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 28, 2018

We have served as the auditor of the Plan since 2002.

XCEL ENERGY 401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	Dec. 31, 2017	Dec. 31, 2016
Assets
Investments at fair value:
General investments (Note 6)	$2,106,511,593	$1,815,651,931
Investment in Master Trust (Note 4 and 6)	308,016,932	286,210,579
Total investments	2,414,528,525	2,101,862,510

Receivables:
Xcel Energy contributions (Note 3)	24,085,608	23,408,176
Notes receivable from participants (Note 7)	18,069,878	17,754,953
Total receivables	42,155,486	41,163,129
Total assets	2,456,684,011	2,143,025,639

Net assets available for benefits	$2,456,684,011	$2,143,025,639

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2017	2016
Contributions:
Xcel Energy	$24,085,050	$23,408,176
Employee	112,087,424	102,484,227
Total contributions	136,172,474	125,892,403

Investment income:
Plan interest in income from Master Trust (Note 4)	60,012,167	46,488,744
Interest and dividends	45,800,695	40,686,989
Net appreciation in fair value of:
Interest in registered investment companies, self-directed brokerage accounts and collective trusts	256,604,278	103,600,269
Total investment income	362,417,140	190,776,002

Interest on notes receivable from participants	798,403	736,171

Transfers out of plan assets (Note 1)	—	(63,791)

Benefits paid to participants	(184,303,194)	(149,315,587)
Administrative expenses (Note 1)	(1,426,451)	(1,350,133)
Net increase in net assets available for benefits	313,658,372	166,675,065

Net assets available for benefits at beginning of year	2,143,025,639	1,976,350,574
Net assets available for benefits at end of year	$2,456,684,011	$2,143,025,639

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following includes a brief description of the Xcel Energy 401(K) Savings Plan (the Plan). Participants should refer to the Plan document or Summary Plan Description for more complete information.

General —The Plan is a defined contribution benefit plan which provides eligible employees of Xcel Energy and participating subsidiaries of Xcel Energy (collectively “the Companies”) the opportunity to contribute to a qualified retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management — The plan administrator is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of the Plan. Plan assets are held by a trustee under a trust agreement as adopted or amended by Xcel Energy. The Plan's assets invested in Xcel Energy common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based on the current market value of each type of asset. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets — Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy. In 2017, the Plan did not receive or transfer participant assets, while in 2016, the Plan transferred participant assets of $63,791 from the Nuclear Management Company, LLC (NMC) Savings and Retirement Plan.

Eligibility — All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible to participate in the Plan as of their first day of employment.

Vesting — Employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested.

Distributions — Benefits are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments. Distributions from the Master Trust may be in the form of Xcel Energy common stock or cash based upon the election of the participant.

If the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date. If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as administratively possible. All vested account balances remaining in the Plan after the participant leaves the Companies will be invested in the funds in accordance with his/her election, with the ability to diversify at the discretion of the participant. The participant will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings or losses.  Allocations are based on the number of participant shares that make up participant account balances.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy Inc. pays administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The self-directed brokerage account annual account maintenance fee, participant loan set-up fee, annual loan maintenance fee, and annual fixed administration fee are paid by the participant.

Dividends — Dividends paid on shares held in Xcel Energy common stock within the Master Trust are automatically reinvested in Xcel Energy common stock unless the participant elects to receive them as a taxable cash distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plan presents money market funds and mutual funds, the Xcel Energy Stock Fund held within the Master Trust, common collective trusts and self-directed brokerage accounts investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value, calculated as $1 per share, and thus are included in the Fair Value hierarchy as Level 1 investments (see Note 6). The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within the self-directed brokerage accounts, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Common collective trusts include investments in retirement target date trusts, which have been assigned as Level 2, are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2017 and 2016 and there are no restrictions on redemption.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as deemed distributions based on the terms of the Plan document.

Investments — The Plan’s net asset investments include money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements

Master Trust Reporting - In February 2017, the FASB issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 967), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU No. 2017-06).  The amendments in this update state that for each master trust in which a plan holds an interest, a plan's interest in that master trust and any change in that interest are required to be presented in separate line items in the Statement of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits.  It also removes the requirement to disclose the percentage interest in master trust for plans with divided interest, but requires plans to disclose the dollar amount of their interest by investment type.  This guidance will be effective for fiscal years beginning after Dec. 15, 2018.  The Plan does not expect the adoption of ASU 2017-06 to have a material impact on the Plan's financial statements.

Classification and Measurement of Financial Instruments – In January 2016, the Financial Accounting Standards Board (FASB) issued Recognition and Measurement of Financial Assets and Financial Liabilities, Subtopic 825-10 (Accounting Standards Update (ASU) 2016-01), which eliminates the available-for-sale classification for marketable equity securities and also replaces the cost method of accounting for non-marketable equity securities with a model for recognizing impairments and observable price changes. Under the new standard, other than when the consolidation or equity method of accounting is utilized, changes in the fair value of equity securities are to be recognized in earnings. This guidance is effective for interim and annual reporting periods beginning after Dec. 15, 2017. The Plan does not expect the adoption of ASU 2016-01 to have a material impact on the Plan's financial statements.

3.  PLAN FUNDING

Employee Contributions — Employees may elect to make either regular 401(k) deferrals (pre-tax), Roth 401(k) deferrals (after-tax) or a combination of both not to exceed 30 percent of their base pay or $18,000 in each of 2017 and 2016. Employees who are age 50 or older during the Plan year may make additional catch-up contributions (pre-tax and/or Roth) up to $6,000 in each of 2017 and 2016. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to employees during the subsequent Plan year.

The Plan automatically enrolls newly hired/rehired full-time and part-time non-bargaining and bargaining employees as well as certain Nuclear Operations bargaining employees in regular status. Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire are automatically enrolled at an initial percentage of pay (4 percent pre-tax in 2017 and 2016), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date trust for immediate diversification. Employees who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions — The Plan provides for a matching contribution based on the employee’s Xcel Energy Pension Plan, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity, Account Balance or Cash Balance pension plan formulas are eligible to receive a matching contribution equal to 50 percent of the first 8 percent of base pay contributed on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year. All employees participating in the Plan are eligible for the annual matching contributions which were paid in February, regardless of their employment status at year-end.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit are eligible to receive 100 percent of their pre-tax and/or Roth 401(k) after-tax contribution up to a maximum of $1,400 in matching contributions from Xcel Energy for 2017 and 2016. Bargaining employees participating in the Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for the annual matching contribution.

Investment of Employee and Employer Contributions — Employee may invest their contributions among the various investment funds offered by the Plan. The Plan's net assets include a money market fund, various mutual funds, collective trusts, the Master Trust, and self-directed brokerage accounts. Each employee elects the percentage of his or her account balance to be invested in each investment option. The annual company match is made in the form of cash for both non-bargaining and bargaining employees.

4. INTEREST IN MASTER TRUST

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The Plan’s value of interest in the Master Trust was approximately 6,354,726 shares, or 70.4 percent, and 6,973,912 shares, or 68.9 percent at Dec. 31, 2017 and 2016, respectively. The Plan's interest in income from the Master Trust was 69.7 percent and 69.3 percent, respectively, as of and for the years then ended Dec. 31, 2017 and 2016. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2017 and 2016 is summarized below:

	2017	2016
Investment at fair value:
Xcel Energy Stock Fund	$437,638,909	$415,588,745

Value of interest in Master Trust	$308,016,932	$286,210,579

Master Trust income for the years ended Dec. 31, 2017 and 2016 is as follows:

	2017	2016
Total interest, dividend and other income	$13,569,579	$14,274,470
Realized and unrealized gain in Xcel Energy Stock Fund	72,556,726	52,793,462
Total Master Trust net gain	$86,126,305	$67,067,932

Plan's interest in income from Master Trust	$60,012,167	$46,488,744

The Plan's interest in income from the Master Trust of $60,012,167 includes interest and dividend income of $9,484,433 and appreciation of $50,527,734 for the year ended Dec. 31, 2017. For the year ended Dec. 31, 2016, the Plan's interest in income from the Master Trust of $46,488,744 includes interest and dividend income of $9,853,767 and appreciation of $36,634,977.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by a letter dated Mar. 24, 2017, that the Xcel Energy
401(k) Savings Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

•
Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

•
Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock and debt securities within the self-directed brokerage accounts. The collective trusts are not actively traded on an exchange.

•
Level 3 — Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$985,599,414	$—	$—	$985,599,414
Collective Trusts	—	995,874,634	—	995,874,634
Self-Directed Brokerage Accounts	35,065,885	581,412	—	35,647,297
Money Market Funds	89,390,248	—	—	89,390,248
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	308,016,932	—	—	308,016,932
Total	$1,418,072,479	$996,456,046	$—	$2,414,528,525

	Dec. 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,410,898,427	$—	$—	$1,410,898,427
Collective Trusts	—	276,721,193	—	276,721,193
Self-Directed Brokerage Accounts	30,603,335	1,155,646	—	31,758,981
Money Market Funds	96,273,330	—	—	96,273,330
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	286,210,579	—	—	286,210,579
Total	$1,823,985,671	$277,876,839	$—	$2,101,862,510

For the years ended Dec. 31, 2017 and 2016, there were no transfers in or out of Levels 1 or 2.

7. NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance. In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. For most participants, only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan. Participants who had one or more outstanding loan balance at the time their former Nuclear Management Company (NMC) Plan assets were transferred to the Plan are permitted to have a maximum of two outstanding loans at any one time; however, they are not eligible for a new loan until each loan transferred from the NMC Plan has been paid in full. The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through automatic payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination. A terminated participant may elect to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator. Interest rates on outstanding loans at Dec. 31, 2017 range from 4.25 percent to 9.25 percent with maturities ranging from 2018 to 2032. Interest rates on outstanding loans at Dec. 31, 2016 range from 4.25 percent to 9.25 percent with maturities ranging from 2017 to 2031.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy common stock.  On the Statement of Net Assets Available for Benefits, the value of interest in Master Trust includes dividends declared and payable to the Plan of $2,287,726 at Dec. 31, 2017 and $2,371,130 at Dec. 31, 2016.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The Plan incurred fees for investment management and recordkeeping services of $1,426,451 and $1,350,133 for the years ended Dec. 31, 2017 and 2016, respectively.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2017 and 2016, and for the years ended Dec. 31, 2017 and 2016, as applicable:

	2017	2016
Net assets available for benefits per the financial statements	$2,456,684,011	$2,143,025,639
Deemed distributions of participant loans	(65,888)	(101,686)
Net assets available for benefits per the Form 5500	$2,456,618,123	$2,142,923,953

	2017	2016
Increase in net assets available for benefit per the financial statements	$313,658,372	$166,675,065
Transfer of plan assets	—	63,791
Deemed distributions activity	35,798	56,573
Net income per the Form 5500	$313,694,170	$166,795,429

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2017

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Part IV, Line 4(i):

Description		Investment Type	Cost	Current Value

*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	**	$376,892,253
*	Plan's Interest in Master Trust	Master Trust	**	308,016,932
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	203,429,984
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	202,491,161
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	**	195,284,410
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	166,833,931
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	**	156,868,829
*	Vanguard Small-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	**	109,562,286
*	Vanguard Federal Money Market Fund	Money Market Fund	**	89,390,248
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	**	72,074,306
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	**	66,373,810
*	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	**	64,737,229
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	**	64,085,676
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	**	45,716,066
*	Vanguard Emerging Markets Stock Index Fund Institutional Shares	Registered Investment Company	**	39,033,425
*	Self-Directed Brokerage Accounts	Vanguard Brokerage Option	**	35,647,297
*	Vanguard Inflation Protected Securities Fund Institutional Shares	Registered Investment Company	**	35,305,492
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	**	34,924,766
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	**	33,493,392
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	**	31,487,623
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	**	26,657,855
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	**	23,240,542
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	**	20,592,547
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	**	9,344,340
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	**	2,963,543
*	Vanguard Target Retirement 2065 Trust I	Common/Collective Trust	**	80,582
	Total Investments		**	$2,414,528,525
*	Notes receivable from participants, less deemed distributions — Interest rates from 4.25% - 9.25% with maturities ranging from 2018 through 2032		**	$18,003,990
*	Party in Interest
**	Historical cost is not required for participant-directed funds.

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 28, 2018.

XCEL ENERGY 401(K) SAVINGS PLAN
(Registrant)

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee